MANAGEMENT DISCUSSION & ANALYSIS

2012

ONCOLYTICS BIOTECH INC.

MANAGEMENT DISCUSSION & ANALYSIS

2012

i

March 13, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our 2012 audited consolidated financial statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A along with our consolidated financial statements for the year ended December 31, 2012, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 13, 2013.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2013 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

REOLYSIN Development Update For 2012

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began 2012 with a clinical program consisting of 12 clinical trials which included three randomized trials. Of these 12 clinical trials, we fund four and third parties sponsor the other eight clinical trials. During 2012, we expanded our clinical trial program to include four additional randomized clinical trials through a research sponsorship agreement with the National Cancer Institute of Canada Clinical Trials Group ("NCIC"). We completed enrollment and provided positive top line clinical data from stage I of our randomized Phase III head and neck cancer study, announced preliminary results for our U.S. Phase II squamous cell lung clinical trial, and we completed enrollment in three other clinical trials. We exited 2012 with a clinical trial program consisting of 16 clinical trials which includes seven randomized clinical trials. Of these 16 clinical trials, we fund four clinical trials and third parties sponsor the other 12.

Clinical Trial - Randomized Phase III Head and Neck Pivotal Trial

Our focus in 2012 was to complete enrollment in stage I of our global randomized Phase III head and neck pivotal trial and perform the data analysis required to determine if we can move forward with enrollment and the ultimate size of the second stage. We completed enrollment of the 80th patient in April of 2012 and we continued to enroll in more than 80 centres in 14 countries in the U.S. under a Special Protocol Assessment, Canada, parts of the European Union and the Russian Federation. In June of 2012, our independent Data Monitoring Committee ("DMC") reviewed the safety data from the first 80 patients enrolled and recommended that enrollment continue in the study.

In the second half of 2012, we performed our internal analysis of the blinded combined clinical data for the first 80 patients enrolled in the first stage of this study. At the time of the analysis, the median evolving progression free survival (PFS) of these 80 patients, which comprised the combined control and test groups, was greater than expected, as was the best response rate. On further examination of the blinded data, we observed that patients for whom only metastatic disease was being measured by clinicians, were responding differently to treatment than patients who had local regional head and neck disease. At the time of our analysis, patients in whom only metastatic disease was measured had a median evolving PFS of 120 days, which was statistically significantly greater than those patients with a noted local regional head and neck tumor. There was a statistically significant difference in PFS between these two groups (n=80, p=0.008, hazard ratio=0.536).

Based on our analysis, the differential PFS and without unblinding the patient data, we believe there are two distinct patient groups being enrolled in this clinical study, patients with local recurrent disease (with or without metastases) and those with distal metastases. We consulted with our principal investigators and the independent statistician for the study, and on September 10, 2012, met with the U.S. Food and Drug Administration in Washington, D.C. Based on these discussions, we concluded that we would expand enrollment in the first stage of this study to include all of 167 patients enrolled at that time and pause enrollment. We introduced an additional segregation to differentiate between patients with local recurrent disease, with or without metastases, and patients with distal metastases. As a result, we now expect to generate randomized data from two discrete patient populations. We believe this will provide a sufficient number of patients to conduct a meaningful analysis of the two identified patient groups and increase the powering for the overall analysis. We intend to treat this expanded first stage as a separate supportive study to determine the best approach to a registration study that will be similar to, and take the place of, the original second stage of this clinical trial.

Clinical Trial - Positive Top Line Data from Randomized Phase III Head and Neck Pivotal Trial

In December 2012, we announced initial positive top line data from the first endpoint in our randomized Phase III head and neck pivotal trial. The endpoint examined initial percentage tumour changes between the pre-treatment and first post-treatment scans (typically performed at six weeks post-first treatment) of all patients enrolled in the study. The analysis was designed to assess early differences in response between loco-regional tumours and metastatic tumours, as classified and observed by the investigators.

The first analysis compared the relative percentages of patients in the test and control arms with tumours that had either stabilized or exhibited shrinkage. For the purposes of this endpoint, the definition of tumour stabilization was restricted to zero percent growth only. Of the 105 total patients with evaluable metastatic tumours, 86 percent (n=50) of those in the test arm of the study exhibited tumour stabilization or shrinkage, compared with 67 percent of patients (n=55) in the control arm. This was statistically significant, with a p-value of 0.025.
The second analysis examined the magnitude of tumour response on a per patient basis using a comparison of percentage tumour shrinkage at six weeks in each patient with evaluable metastatic tumours. This analysis showed that REOLYSIN in combination with carboplatin and paclitaxel was statistically significantly better than carboplatin and paclitaxel alone at stabilizing or shrinking metastatic tumours, yielding a p-value of 0.03.

In addition at the six week point, there was a numeric trend in favour of the test group towards differing activity between the test and control groups in patients with loco-regional tumours. In an intragroup analysis of the test arm, an improvement in the percentage of patients' metastatic tumours over loco-regional tumours was noted (p=0.083) and an improvement of magnitude of response in metastatic tumours over loco-regional tumours was also noted (p=0.13). By contrast, in an intragroup analysis of the control arm, no statistical differences were noted between the responses of patients with evaluable metastatic tumours and patients with evaluable loco-regional tumours.

Clinical Trial - Third Party Clinical Trials

During 2012, we continued to expand the number of third party sponsored clinical trials ("Third Party Trials"). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our global randomized Phase III head and neck trial, our non-small cell lung cancer trial and complete our other clinical trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics.

We began 2012 with eight Third Party Trials. Our Third Party Trials are sponsored by the U.S. National Cancer Institute (“NCI”), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”). During 2012, we entered into four sponsorship agreements with the NCIC which included randomized clinical trials investigating prostate, colorectal, non-small cell lung and breast cancers. We exited 2012 with 12 Third Party Trials.

Clinical Trial - Program Expansion

Randomized Phase II Prostrate Cancer Clinical Trial
In 2012, we expanded our clinical program to include a randomized Phase II prostate cancer clinical trial sponsored by the NCIC at Queen's University in Kingston, Ontario. The NCIC will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with recurrent or metastatic castration resistant prostate cancer. The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with docetaxel versus docetaxel alone. Approximately 40 evaluable patients will be enrolled in each arm.

Randomized Phase II Colorectal Cancer Clinical Trial
In 2012, we expanded our clinical program to include a randomized Phase II colorectal cancer clinical trial sponsored by the NCIC at Queen's University in Kingston, Ontario. The NCIC will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with advanced or metastatic colorectal cancer. The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with FOLFOX-6 plus bevacizumab (Avastin®) versus FOLFOX-6 plus bevacizumab alone. Approximately 50 response evaluable patients will be enrolled in each arm, after a six to nine patient safety run.

Randomized Phase II Non-Small Cell Lung Cancer Clinical Trial
In 2012, we expanded our clinical program to include a randomized Phase II non-small cell lung cancer clinical trial sponsored by the NCIC. This study will be an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN. Patients with squamous cell histology will be treated with REOLYSIN given in combination with docetaxel versus docetaxel alone. Patients with non-squamous cell histology will be treated with REOLYSIN given in combination with pemetrexed versus pemetrexed alone. Approximately 150 total response evaluable patients will be enrolled, after a patient safety run in.

Randomized Phase II Breast Cancer Clinical Trial
In 2012, we expanded our clinical program to include a randomized Phase II breast cancer clinical trial sponsored by the NCIC. The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with paclitaxel versus paclitaxel alone. Approximately 50 response-evaluable patients will be enrolled in each arm, after a six to nine patient safety run in.

Clinical Trial - Results

U.S. Phase II Squamous Cell Carcinoma of the Lung Clinical Trial
In 2012, we announced preliminary results from our U.S. Phase II clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel. Eligible patients include those with metastatic stage IIIB, or stage IV, or recurrent squamous cell carcinoma of the lung who are chemotherapy naïve for their metastatic or recurrent cancer. The primary objective of this Phase II trial is to assess the antitumor effect of the treatment regimen in the study population in terms of objective response rates. The secondary objectives are to assess progression-free survival and overall survival for the treatment regimen in the study population; to determine the proportion of patients receiving the above treatment who are alive and free of disease progression at six months; and to assess the safety and tolerability of the treatment regimen in the study population.

The study is a two stage design. Up to 19 evaluable patients with SCCLC were to be treated in the first stage. If four or more patients demonstrated a partial response (PR) or better, the study would then proceed to the second stage, with up to 55 patients being treated in the entire study. This endpoint was met after 15 evaluable patients were enrolled. Five of 15 patients showed PR, four confirmed, one unconfirmed, and an additional eight patients had stable disease (SD), for a disease control rate (complete response (CR) + PR + SD)) of 87%. As a result, we are proceeding with the second stage of this study.

U.S. Phase II Non-Small Cell Lung Cancer ("NSCLC") Clinical Trial
In 2012, the results of our NSCLC clinical trial were updated at the EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics which was held in Dublin, Ireland through a poster presentation titled "Phase II Trial of Oncolytic Reovirus in Combination with Chemotherapy in NSCLC Pts with Kras Activated Tumors". The poster covered the latest results from our U.S. Phase II NSCLC clinical trial. Thirty-three of a planned 36 patients had received Reovirus (REOLYSIN) (3 x 1010 TCID50) intravenously daily on days one to five, in combination with carboplatin and paclitaxel. Molecular tumor demographics included: 16 Kras, three EGFR, four BRAF mutations, and 10 EGFR amplified only. Response evaluation to date among 30 evaluable patients showed 27 patients had stable disease or better for a 90% clinical benefit rate (nine partial response (PR) (30%) and 18 SD (60%)). Three patients had PD as their best response.

U.S. Phase II Pancreatic Cancer Trial
In 2012, the results of our U.S. Phase II pancreatic cancer trial were updated at the EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics which was held in Dublin, Ireland through a poster presentation titled "A study of REOLYSIN in Combination with Gemcitabine in Patients with Advanced Pancreatic Adenocarcinoma". The trial is a 33-patient study using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted.   If three or more responses were observed (defined as CR, PR or SD for 12 weeks or more) among the 17 patients, the study would enroll an additional 16 patients for a total of 33 evaluable patients.  As previously disclosed, this initial endpoint was met after six evaluable patients were enrolled and the study continued to enroll the total of 33 patients. The treatment was well tolerated. Response evaluation to date among 25 evaluable patients showed 20 patients had stable disease or better (one PR, one unconfirmed PR, 6 SD at six weeks, and 12 SD at 12 or more weeks). Five patients had PD as their best response.  A number of patients remain on study with some too early in their treatments to evaluate.

U.K. Translational Colorectal Cancer Clinical Trial
In 2012, a paper entitled "Cell Carriage, Delivery, and Selective Replication of an Oncolytic Virus in Tumor in Patients," was published in an issue of the journal Science Translational Medicine (Vol. 4 Issue 138 138ra77). The paper covers findings from our UK translational clinical trial investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases.

The trial was an open-label, non-randomized, single centre study of REOLYSIN given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer metastasis in the liver. Ten patients were treated with intravenous REOLYSIN at 1x1010 TCID50, one to four weeks prior to planned surgery. After surgery, the tumor and surrounding liver tissue were assessed for viral status and anti-tumor effects.

The researchers demonstrated that even though all the treated patients had preexisting immunity to the virus, intravenously administered reovirus could still specifically target and infect metastatic liver tumors in 90% of the patients. The researchers were able to determine that reovirus was able to evade these neutralizing effects of the immune system by binding to specific blood cells that would in turn deliver the virus to the tumor. Analysis of surgical specimens demonstrated greater, preferential expression of reovirus protein in malignant cells compared to either tumor stroma or surrounding normal liver tissue. There was evidence of viral factories within tumor and recovery of replicating virus from tumor (but not normal liver) in all four patients from whom fresh tissue was available. This is the first time that researchers had been able to demonstrate in patients treated with intravenously delivered oncolytic virus, that a virus could cloak itself from neutralizing antibodies after systemic administration through blood cell carriage and specifically target tumor tissue.

Manufacturing and Process Development

In 2012, we completed two 100-litre current Good Manufacturing Practices ("cGMP") production runs as part of our commercial supply agreement with SAFC, a Division of Sigma-Aldrich Corporation. Under the terms of this agreement, SAFC will continue to supply product for our clinical requirements, perform process validation of the product, and supply commercial material upon approval of the product. We also filled and labeled sufficient product from these two 100-litre production runs in order to supply our clinical trial program. As well, throughout 2012, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.
Intellectual Property

At the end of 2012, we had been issued over 360 patents including 49 U.S. and 15 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Collaborative Program
Abstracts/Posters Presented

Conference/Meeting	Abstract/Poster Title	Description/Conclusion
American Association for Cancer Research Annual meeting in Chicago, IL	Reovirus (REOLYSIN) as a potential therapy for malignant peripheral nerve sheath tumors
The poster covered preclinical work in malignant peripheral nerve sheath tumors (MPNST), a rare form of soft tissue sarcoma. The results showed that MPNST-derived cell lines including sporadic MPNST without active Ras were efficiently transduced, promoted virus replication and were killed by the oncolytic reovirus.

American Association for Cancer Research Annual meeting in Chicago, IL	REOLYSIN: A novel reovirus-based agent that induces endoplasmic reticular stress in RAS-activated pancreatic cancer
The poster covered preclinical work done to better understand the mechanisms associated with the synergies in this co-treatment approach. The results demonstrate that the abnormal protein accumulation induced by REOLYSIN and bortezomib promotes heightened ER stress and apoptosis in pancreatic cancer cells.

American Association for Cancer Research Annual meeting in Chicago, IL	Oncolytic reovirus synergizes with bortezomib and dexamethasone in overcoming therapy resistance of multiple myeloma
The poster covered preclinical work done in therapy resistant multiple myeloma (MM) cell lines. The investigators noted that highly synergistic cytotoxicity was observed with reovirus and bortezomib in both reovirus and drug resistant cell lines OPM2 and KMS-11 at all drug combination ratios. Dexamethasone and reovirus treatment induced synergy in OPM2 cells.

American Association for Cancer Research Annual meeting in Chicago, IL	Serum regulates reovirus-mediated cytopathy in K-Ras activated colorectal cancer and intestinal epithelial cell lines
The poster covered the use of isogenic human-derived colorectal cancer cell lines that differ only by the presence of mutantKras and normal rat intestinal epithelial cells (IEC) with inducible Kras to evaluate whether the presence of oncogenic Kras alters the sensitivity of colon cancer cells to reovirus. The investigators demonstrated that the activity of reovirus was observed in all cell lines studied. Reduction in cell variability was greater inKras-mutant HCT116 compared to WT Hke3 cells. Consistently, induction of Kras in IEC cells increased the potency of reovirus.

EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics held in Dublin, Ireland in November 2012.	"Reovirus Therapy Induces Endoplasmic Reticular (ER) Stress and Apoptosis in RAS-Activated Pancreatic Cancer"
The researchers demonstrated that cells with activated RAS are under intrinsically higher levels of ER stress and that reovirus infection leads to enhanced ER stress and apoptosis in mutant RAS pancreatic cancer cells. Further induction of ER stress with bortezomib increases the efficacy of REOLYSIN against pancreatic cancer cells.

Financing Activity

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout 2012, we received cash proceeds of $1.1 million with respect to the exercise of 393,200 stock options.

Financial Impact

We estimated at the beginning of 2012 that our cash requirements to fund our operations would be approximately $40 million. Our cash usage for the year was $34,255,638 for operating activities and $126,412 for the acquisition of property and equipment. Our net loss for the year was $36,373,521.

Cash Resources

We exited 2012 with cash, cash equivalents and short-term investments totaling $21,292,769 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2013

Our planned development activity for REOLYSIN in 2013 is made up of clinical, manufacturing, and intellectual property programs. Our 2013 clinical program includes the anticipated release of clinical data from our randomized U.S. Phase III head and neck cancer trial, our randomized U.S. Phase II pancreatic cancer trial, and our randomized U.S. Phase II ovarian cancer trial. As well, we expect to release additional clinical data from our lung cancer trials. These results will assist in the determination of our regulatory path and the next steps for our clinical program. As well, we expect enrollment to continue in our Third Party Trials throughout 2013.

Our 2013 manufacturing program includes several 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2013. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2013 will be approximately $20,000,000, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Our Accounting Policies

In preparing our financial statements we use International Financial Reporting Standards("IFRS") as issued by the International Accounting Standards Board. IFRS requires that we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available in selecting our accounting policies. Our selection of accounting policies, along with our estimates and assumptions affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented.

Critical Accounting Policies

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation (see Note 4 " Significant Judgments, Estimates and Assumptions" of our audited consolidated financial statements.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of our activities have been expensed.

We account for our research and development activity in conjunction with the IAS 38 "Intangible Assets" of IFRS. IAS 38 makes a distinction between the research phase of a project and the development phase of an internal project and requires that all costs incurred during the research phase are to be expensed. However, an intangible asset arising from the development phase of an internal project shall be recognized if, and only if, we can demonstrate all of the following:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.
How the intangible asset will generate probable future economic benefits. Among other things, that we can demonstrate the existence of a market for our product that results from the use of the intangible asset or of the intangible asset itself.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

Future Accounting Changes

Accounting Standards and Interpretations Issued but Not Yet Effective
Financial Instruments
In November 2009, the International Accounting Standard Board (“IASB”) issued IFRS 9 Financial Instruments which replaced the classification and measurement requirements in IAS 39 Financial Instruments: Recognition and Measurement for financial assets. In October 2010, the IASB issued additions to IFRS 9 regarding financial liabilities. The new standard is effective for annual periods beginning on or after January 1, 2015 with earlier adoption permitted. We do not anticipate that there will be a material impact on our financial position or results of operations.
Fair Value Measurements
In June 2011, the IASB issued IFRS 13 Fair Value Measurements, which establishes a single source of guidance for all fair value measurements required by other IFRS; clarifies the definition of fair value; and enhances disclosures about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value measurements or disclosures. IFRS 13 specifies how we should measure fair value and disclose fair value information. It does not specify when an entity should measure an asset, a liability or its own equity instrument at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

Presentation of Financial Statements
In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to improve the consistency and clarity of the presentation of items of comprehensive income by requiring that items presented in Other Comprehensive Income (“OCI”) be grouped on the basis of whether they are at some point reclassified from OCI to net loss or not. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted. We are currently assessing the impact of adopting the amendments to IAS 1 on our consolidated financial statements.

Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”), which replaces International Accounting Standard 27 Consolidated and Separate Financial Statements (“IAS 27”) and Standing Interpretations Committee Interpretation 12 Consolidation - Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control so that a single control model can be applied to all entities for consolidation purposes.

Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 provides for a principle-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its joint arrangements. IFRS 11 also generally requires the use of the equity method of accounting for interests in joint ventures. Improvements in disclosure requirements are intended to allow investors to gain a better understanding of the nature, extent, and financial effects of the activities that an entity carries out through joint arrangements.

Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which contains enhanced disclosure requirements about an entity’s interests in consolidated and unconsolidated entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities (special purpose entities).

Investments in Associates and Joint Ventures and Separate Financial Statements
In May 2011, two existing standards, IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements, were amended. The amendments are not significant, and result from the issuance of IFRS 10, IFRS 11, and IFRS 12.

These new standards and amendments to existing standards (IFRS 10, IFRS 11, and IFRS 12) are effective for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 12 may be incorporated into the financial statements earlier than January 1, 2013. However, early adoption of the other standards is only permitted if all five are applied at the same time. We are currently assessing the impact of adopting these new standards and amendments on our consolidated financial statements, and do not expect the impact to be significant.

Offsetting Financial Assets and Liabilities
In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation. The amendments are intended to clarify certain aspects of the existing guidance on offsetting financial assets and financial liabilities due to the diversity in application of the requirements on offsetting. The IASB also amended IFRS 7 to require disclosures about all recognized financial instruments that are set off in accordance with IAS 32. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendments to IAS 32 are effective for annual periods beginning on or after Jan. 1, 2014. We are currently assessing the impact of adopting the IAS 32 amendments on our consolidated financial statements. The new offsetting disclosures are required for annual or interim periods beginning on or after Jan. 1, 2013, and are expected to be included in our March 31, 2013 interim reporting period. The amendments need to be provided retrospectively to all comparative periods.

Significant Estimates

Share Based Payments
As required by IFRS, share based payments are to be recorded at their fair value at the date of grant. We have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our stock options and warrants. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2012, we used the following weighted average assumptions for the calculation of the fair value of the stock options granted during the year:

2012

Risk-free interest rate	1.15%
Expected hold period to exercise	2.13 years
Volatility in the price of the Company's shares	56.58%
Rate of forfeiture	—%
Dividend yield	Nil
Weighted average fair value of options	$0.80

A change in these estimates and assumptions will impact the value calculated by the model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price, the volatility of our common shares and the progress in our clinical program. Our conclusions resulted in an expected hold period for the stock options issued in 2012 to be 2.13 years and we believe this is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash share based payment expense for the year of $730,751. However, given the above discussion, this expense could have been different and still be in accordance with IFRS.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit has consisted of one common share and a portion of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 60 months from the issue date. IFRS requires that when recording the issued units, a value should be ascribed to each component of the units based on the component's fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model has been used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit's issue price.

For reasons discussed above under “ Share Based Payments”, the model can produce a range of calculated values for our warrants.

Selected Annual Information

	2012 $	2011 $	2010 $
Revenue	—	—	—
Consolidated net loss(1)	(36,373,521)	(29,044,701)	(24,659,061)
Basic and diluted loss per share(1), (2)	(0.48)	(0.41)	(0.39)
Total assets (2)	22,078,090	36,024,617	44,432,442
Cash dividends declared per share(3)	Nil	Nil	Nil
Notes:
(1) Included in consolidated net loss and loss per common share for 2012, 2011 and 2010 are share based payment expenses of $730,751, $1,805,503, and $3,251,041, respectively.
(2) We issued 5,065,750 common shares for net cash proceeds of $19,763,795 in 2012 (2011 - 3,293,003 common shares for net cash proceeds of $14,824,658; 2010 - 6,408,333 common shares for net cash proceeds of $27,288,132).

(3) We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year was $36,373,521 compared to $29,044,701 and 24,659,061 for the years ending December 31, 2011 and December 31, 2010, respectively.

Research and Development Expenses (“R&D”)

	2012 $	2011 $	2010 $
Clinical trial expenses	19,813,849	10,286,487	4,159,064
Manufacturing and related process development expenses	5,834,894	6,171,474	4,528,115
Intellectual property expenditures	841,133	937,847	1,020,897
Research collaboration expenses	248,970	234,426	303,929
Other R&D expenses	4,379,894	4,327,271	2,711,310
Scientific research and development repayment (refund)	(78,549)	119,758	(531,506)
Foreign exchange loss	(43,695)	171,955	190,026
Share based payments	406,129	1,137,467	1,500,730
Research and development expenses	31,402,625	23,386,685	13,882,565

Clinical Trial Program

Clinical trial expenses include those costs associated with our global clinical trial program that includes over 14 countries and those costs incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2012 $	2011 $	2010 $
Direct patient expenses	19,430,751	3,945,126	2,630,202
Phase III start up expenses	383,098	6,341,361	1,528,862
Clinical trial expenses	19,813,849	10,286,487	4,159,064
During 2012, our clinical trial expenses increased to $19,813,849 compared to $10,286,487 and $4,159,064 for the years ended December 31, 2011 and December 31, 2010, respectively.

In 2012, we incurred direct patient costs primarily associated with the enrollment in our global randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring. At the peak of enrollment, we were enrolling patients in over 80 clinical sites in 14 countries. Also, during the first part of 2012, we incurred Phase III start up costs as we increased the number of enrolling clinical centres throughout the first half of 2012. In addition, we incurred related support costs associated with our Third Party Trials which included the four randomized clinical studies that are part of the clinical research agreement with the NCIC.

During 2011, we focused primarily on expanding the number of jurisdictions and clinical sites that were approved to enroll patients in our global randomized Phase III head and neck cancer clinical trial. We began 2011 authorized to enroll patients in three jurisdictions and exited 2011 authorized to enroll patients in 12 jurisdictions. Our associated Phase III start up expenses include regulatory filing fees, site investigation and site initiation costs which are required prior to commencing enrollment in the various jurisdictions and related clinical sites. We also incurred direct patient expenses in the clinical trials we sponsored along with related support costs associated with our Third Party Trials.

During 2010, we were focused on the start up stage of our global randomized Phase III head and neck trial incurring costs associated with regulatory filings and submissions in various jurisdictions along with site identification and initiation costs. We also commenced enrollment in our pivotal trial in 2010 and incurred direct clinical trial expenses relating to the five clinical trials that we were currently sponsoring.

We expect our clinical trial expenses to decrease in 2013 compared to 2012. Our clinical program includes 12 Third Party Trials and only 4 Company sponsored trials. We expect to incur support costs associated with our Third Party Trials, but these costs are expected to be less than the typical costs associated with directly funding similar clinical trials. In addition, we expect to complete enrollment in the four clinical trials that we are currently sponsoring.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing and process development activities. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill, label and packaging costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation of our process validation master plan and related conformity testing.

	2012 $	2011 $	2010 $
Product manufacturing expenses	4,670,186	4,411,388	3,694,324
Process development expenses	1,164,708	1,760,086	833,791
Manufacturing and related process development expenses	5,834,894	6,171,474	4,528,115

Our M&P expenses for 2012 were $5,834,894 compared to $6,171,474 and $4,528,115 for the years ending December 31, 2011 and December 31, 2010.

During 2012, we completed two 100-litre cGMP production runs along with related testing and vial, fill, packaging and shipping activities required to supply our clinical trial program. During 2011, we completed the bulk production and related testing, vial, fill and packaging activities for one 100-litre cGMP production run and completed the bulk production of a second 100-litre cGMP production run. In 2010, we incurred costs associated with two 100-litre cGMP production runs that commenced in 2010. As well, we incurred fill and packaging costs for these runs along with a 100-litre cGMP production run that was completed at the end of 2009.

Our process development expenses for 2012 were $1,164,708 compared to $1,760,086 and $833,791 for the years ending December 31, 2011 and December 31, 2010, respectively. In 2012, we continued to focus on our process validation master plan which included optimization and validation studies. In 2011, we focused on creating our process validation master plan anticipated to be required for product registration. As well, we incurred costs associated with optimization and validation studies in support of this plan. In 2010, we were also focused on optimization and validation studies.

We expect our M&P expenses for 2013 to remain consistent with 2012. We expect to complete several 100-litre cGMP production runs including fill and finish activities in 2013. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2012 $	2011 $	2010 $
Intellectual property expenses	841,133	937,847	1,020,897

Our intellectual property expenses for 2012 were $841,133 compared to $937,847 and $1,020,897 for the years ending December 31, 2011 and December 31, 2010, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of 2012, we had been issued over 360 patents including 49 U.S. and 15 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2013 compared to 2012.

Research Collaborations

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2012 $	2011 $	2010 $
Research collaborations	248,970	234,426	303,929

During 2012, our research collaboration expenses were $248,970 compared to $234,426 and $303,929 for the years ending December 31, 2011 and December 31, 2010, respectively. Our research collaboration activities during these three years focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We expect that our research collaborations in 2013 will remain consistent with 2012. We expect to complete our ongoing collaborative program carried over from 2012 and will continue to be selective in the types of new collaborations we enter into in 2013.

Other Research and Development Expenses

Other research and development expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2012 $	2011 $	2010 $
R&D consulting fees	404,622	284,618	63,071
R&D salaries and benefits	3,394,770	3,563,958	2,394,869
Other R&D expenses	580,502	478,695	253,370
Other research and development expenses	4,379,894	4,327,271	2,711,310

In 2012, our Other Research and Development expenses were $4,379,894 compared to $4,327,271 and $2,711,310 for the years ending December 31, 2011 and December 31, 2010, respectively.

In 2011, we increased the number of employees and consultants in an effort to support our global randomized Phase III head and neck trial. As a result, our R&D salaries and consulting fees incurred in 2012 and 2011 increased compared to 2010. We also incurred severance costs associated with changes made with the Chief Medical Officer in 2012 and 2011 that did not occur in 2010. Finally, cash bonus compensation was not paid to officers and employees in 2012, but was paid in 2011.

We expect that our Other R&D expenses in 2013 will remain consistent compared to 2012.

Scientific Research and Development Repayment (Refund)

	2012 $	2011 $	2010 $
Scientific research and development repayment (refund)	(78,549)	119,758	(531,506)

In 2012, we received Alberta and Quebec scientific research and development refunds totaling $78,549. In 2011, we were required to repay a portion of the Alberta and Quebec scientific research and development refunds. In 2010, we received scientific research and development refunds totaling $287,506 from the Alberta and Quebec governments. As well, we received a cash grant of approximately U.S.$244,000 under the U.S. Government's Qualifying Therapeutic Discovery Project program for our oncology program.

Foreign Exchange (Gain) Loss

	2012 $	2011 $	2010 $
Foreign exchange (gain) loss	(43,695)	171,955	190,026

For the year ending December 31, 2012, our foreign exchange gain was $43,695 compared to a foreign exchange loss of $171,955 and $190,026 for the years ending December 31, 2011 and December 31, 2010, respectively. The foreign exchange gains and losses incurred are primarily a result of the fluctuations in the U.S. dollar, Euro and Pound Sterling exchange rates.

Share Based Payments

	2012 $	2011 $	2010 $
Share based payments	406,129	1,137,467	1,500,730

Non-cash share based payments for the year ending December 31, 2012, was $406,129 compared to $1,137,467 and $1,500,730 for the years ending December 31, 2011 and December 31, 2010, respectively. We incurred stock based compensation associated with the grant of stock options to employees and officers associated with our research and development activities.

Operating Expenses

	2012 $	2011 $	2010 $
Public company related expenses	2,716,982	3,057,842	2,806,048
Office expenses	2,134,546	1,516,114	1,384,355
Amortization of property and equipment	109,275	92,590	63,156
Stock based compensation	324,622	668,036	1,750,311
Operating expenses	5,285,425	5,334,582	6,003,870

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2012, 2011 and 2010 our public company related expenses have remained relatively consistent.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2012, we incurred office expenses of $2,134,546 compared to $1,516,114 and $1,384,355 for the years ending December 31, 2011 and December 31, 2010. In 2012, our office expenses increased compared to 2011 and 2010 in an effort to support our global Phase III head and neck clinical trial and our expanding research and development programs.

We expect our operating expenses in 2013 to remain consistent with 2012.

Asset Available for Sale

	2012 $	2011 $	2010 $
Write down of asset available for sale	—	(735,681)	—
During 2011, despite our efforts to sell our investment in British Canadian Biosciences Corp. ("BCBC") , we were unsuccessful in completing a sale under market conditions prevailing at that time. As a result, we have written down our investment in BCBC to $nil recognizing a write down of $735,681.

Change in Warrant Liability

	2012 $	2011 $	2010 $
Change in fair value of warrant liability	—	36,000	(4,841,949)

During 2010, the fair value of our warrants with an exercise price denominated in the US dollar increased due to a rise in our stock price causing these warrants to be in the money. As a result of this change in fair value, our consolidated net loss increased by $4,841,949 for the year ending December 31, 2010. In January 2011, all of these warrants were either exercised or expired. The warrants that expired unexercised reduced our consolidated net loss for 2011 by $36,000.

Summary of Quarterly Results

	2012				2011
(unaudited)	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss(1), (3)	8,492	9,244	10,179	8,459	11,677	6,232	7,164	3,971
Basic and diluted loss per common share(1), (3)	$0.11	$0.12	$0.13	$0.11	$0.16	$0.09	$0.10	$0.06
Total assets(4)	22,078	29,086	36,561	47,372	36,025	43,053	49,690	54,945
Total cash(2), (4)	21,293	27,977	35,772	46,591	34,856	42,173	48,570	53,521
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in net loss and net loss per share between December 2012 and January 2011 are quarterly warrant revaluation charges of $nil, $nil, $nil, $nil, $nil, $nil, $nil, and ($36,000), respectively.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between December 2012 and January 2011 are quarterly stock based compensation expenses
(recovery) of $780,240, ($121,685), $58,343, $13,853, $1,580,978, $181,183, $40,469, and $2,873, respectively.

(4)	We issued 5,458,950 common shares for net cash proceeds of $20.8 million in 2012 (2011 - 3,293,033 common shares for net cash proceeds of $14,824,658).

(5)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2012 and 2011:

For the three month periods ending December 31,	2012 $ (unaudited)	2011 $ (unaudited)
Expenses
Research and development	6,729,424	9,616,809
Operating	1,800,057	2,119,613
Loss before the following	(8,529,481)	(11,736,422)
Interest	57,494	99,099
Loss before income taxes	(8,471,987)	(11,637,323)
Income taxes	(20,302)	(40,000)
Net loss	(8,492,289)	(11,677,323)
Other comprehensive gain (loss) - translation adjustment	25,907	10,415
Net comprehensive loss	(8,466,382)	(11,666,908)
Basic and diluted loss per common share	(0.11)	(0.16)
Weighted average number of shares (basic and diluted)	76,693,233	71,251,335

Fourth Quarter Review of Operations

For the three month period ended December 31, 2012 our net loss was $8,492,289 compared to $11,677,323 for the three month period ended December 31, 2011.

Research and Development Expenses (“R&D”)

	2012 $ (unaudited)	2011 $ (unaudited)
Clinical trial expenses	4,548,871	4,132,676
Manufacturing and related process development expenses	762,954	2,607,485
Intellectual property expenses	95,179	299,699
Research collaboration expenses	36,204	34,844
Other R&D expenses	822,995	1,373,338
Scientific research and development repayment (refund)	(15,108)	60,000
Foreign exchange loss	12,466	195,825
Share based payments	465,863	912,942
Research and development expenses	6,729,424	9,616,809

Clinical Trial Expenses

	2012 $ (unaudited)	2011 $ (unaudited)
Direct clinical trial expenses	4,548,871	1,542,345
Phase III start up expenses	—	2,590,331
Clinical trial expenses	4,548,871	4,132,676

During the fourth quarter of 2012, our clinical trial expenses were $4,548,871 compared to $4,132,676 for the fourth quarter of 2011. In the fourth quarter of 2012, we incurred direct patient costs associated with the retreatment of patients previously enrolled in our global randomized Phase III head and neck trial along with enrollment activity in the other clinical trials that we are sponsoring. As well, we incurred costs associated with the monitoring, collection and analysis of the clinical data from our Phase III head and neck trial.

During the fourth quarter of 2011, we incurred direct patient expenses related to the clinical trials that we are directly sponsoring along with support costs associated with our Third Party Clinical Trials. We also incurred additional start up costs relating to our global randomized Phase III head and neck cancer trial in the fourth quarter of 2011.

Manufacturing & Related Process Development Expenses (“M&P”)

	2012 $ (unaudited)	2011 $ (unaudited)
Product manufacturing expenses	542,917	1,821,986
Process development expenses	220,037	785,499
Manufacturing and related process development expenses	762,954	2,607,485

During the fourth quarter of 2012, our M&P expenses were $762,954 compared to $2,607,485 for the fourth quarter of 2011. During the fourth quarter of 2012, we incurred costs associated with testing and storage of the bulk product manufactured earlier in 2012. During the fourth quarter of 2011, we completed the bulk production of our second 100-litre cGMP production run that commenced earlier in 2011.

Our process development activity for the fourth quarters of 2012 and 2011 focused on our process validation master plan and included validation studies of our upstream and downstream processes.

Intellectual Property Expenses

	2012 $ (unaudited)	2011 $ (unaudited)
Intellectual property expenses	95,179	299,699

Our intellectual property expenses for the fourth quarter of 2012 were $95,179 compared to $299,699 for the fourth quarter of 2011. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the fourth quarter of 2012, we had been issued over 360 patents including 49 U.S. and 15 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2012 $ (unaudited)	2011 $ (unaudited)
Research collaboration expenses	36,204	34,844

Our research collaboration expenses were $36,204 in the fourth quarter of 2012 compared to $34,844 for the fourth quarter of 2011. During the fourth quarters of 2012 and 2011, our research collaboration activities continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2012 $ (unaudited)	2011 $ (unaudited)
R&D consulting fees	174,319	47,203
R&D salaries and benefits	661,042	1,155,164
Other R&D expenses	(12,366)	170,971
Other research and development expenses	822,995	1,373,338

Our other research and development expenses were $822,995 in the fourth quarter of 2012 compared to $1,373,338 in the fourth quarter of 2011. In the fourth quarter of 2012, our salaries and benefits costs were reduced as a result of changes made with the Chief Medical Officer and that cash bonus compensation was not paid to officers and employees in 2012, but was paid in 2011.

Share Based Payments

	2012 $ (unaudited)	2011 $ (unaudited)
Stock based compensation	465,863	912,942

During the fourth quarters of 2012 and 2011, we incurred share based payment expense associated with the grant of stock options to employees and officers associated with our research and development activities.

Operating Expenses

	2012 $ (unaudited)	2011 $ (unaudited)
Public company related expenses	641,699	877,073
Office expenses	818,699	550,439
Amortization of property and equipment	25,282	24,065
Stock based compensation	314,377	668,036
Operating expenses	1,800,057	2,119,613

Our operating expenses in the fourth quarter of 2012 were $1,800,057 compared to $2,119,613 for the fourth quarter of 2011. In the fourth quarter of 2012 our financial advisory services, investor and public relations and legal and accounting professional fees decreased compared to the fourth quarter of 2011.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the fourth quarter of 2012, our office expenses increased compared to the fourth quarter of 2011in an effort to support our expanding research and development programs.

Liquidity and Capital Resources

2012 Financing Activities

During 2012, we received cash inflow from financing activities of $20.8 million:

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout 2012, we received cash proceeds of $1.1 million with respect to the exercise of 393,200 stock options.

2011 Financing Activities

During 2011, we received cash inflow from financing activities of $14.8 million:

Warrants

In December 2010, and in conjunction with the terms of our warrant indenture, we accelerated the expiry date of our U.S.$3.50 warrants issued in November 2009 to January 24, 2011. By January 24, 2011, we had received U.S.$6.4 million from the exercise of 1,833,600 of our U.S.$3.50 warrants.

In addition, we received proceeds of $8.1 million from the exercise of 1,322,750 warrants with an exercise price of $6.15. These warrants were issued in connection with the financing that closed on November 8, 2010.

Options

Throughout 2011, we received cash proceeds of $0.3 million with respect to the exercise of 136,683 stock options.

Liquidity

As at December 31, 2012 and 2011, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2012 $	2011 $
Cash and cash equivalents	19,323,541	32,918,751
Short-term investments	1,969,228	1,936,787
Working capital position	14,377,532	29,128,268

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $34.3 million along with the cash provided by our financing activities of $20.8 million for the year ending December 31, 2012.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital via public and private offerings and an acquisition of a private company.

As a result of our financing activities in 2012, we raised over $20.8 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. On February 25, 2013, we closed an underwritten public offering whereby we issued 8,000,000 common shares at a price of US$4.00 per common share for gross proceeds of $32.0 million. We anticipate that the expected cash usage from our operations in 2013 will be approximately $20.0 million.

Despite the anticipated change in our cash requirements compared to 2012, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2015. Factors that will affect our anticipated cash usage in 2013 and 2014, and for which additional funding might be required include, but are not limited to, expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

During 2012, we were able to raise funds through the exercise of existing stock options and through a bought deal financing. As well, in 2011 and 2010, we were also able to raise funds through the exercise of existing stock purchase warrants. We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we renewed our base shelf prospectus on July 3, 2012 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We have been able to take advantage of our renewed base shelf. Subsequent to December 31, 2012, we were able to raise an additional $32.0 million. Our renewed base shelf expires on August 3, 2014.

Contractual Obligations

We have the following contractual obligations as at December 31, 2012:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	324,243	91,332	192,316	40,595	—
Purchase obligations	8,552,656	8,552,656	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	9,026,899	8,643,988	192,316	40,595	150,000

Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see notes to our audited 2012 consolidated financial statements).

(2)	Our operating lease is comprised of our office lease and excludes our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guarantee investment certificates. As of December 31, 2012, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.64%.

Off-Balance Sheet Arrangements

As at December 31, 2012, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2012, 2011 and 2010, we did not enter into any related party transactions.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at December 31, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K and the European Union and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2012 by approximately $125,262. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2012 by approximately $163,104. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2012 by approximately $729,178.
We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at December 31, 2012 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	3,160,494	53,612	21,715
Accounts payable	(1,199,092)	(57,909)	(135,328)
	1,961,402	(4,297)	(113,613)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

Our product REOLYSIN is in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN will prove to be safe and effective in humans. REOLYSIN will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations, we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.
There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.
Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers' other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.
Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
The products anticipated to be manufactured by us will have to comply with the FDA's cGMP and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.
Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2012, we had an accumulated deficit of $207.8 million and we incurred net losses of $36.4 million, $29.0 million and $24.7 million, for the years ended December 31, 2012, 2011 and 2010, respectively. We anticipate that we will continue to incur significant losses during 2013 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.
The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar, the Pound Sterling and the Euro. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 84,758,818 common shares outstanding at March 13, 2013. If all of our warrants (303,945) and options (6,076,844) were exercised we would have 91,139,607 common shares outstanding.

Our 2012 Annual Information Form on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures:

Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2012, and has concluded that such internal control over financial reporting is effective as of December 31, 2012. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.